Luckycom Inc.

Level 8, Two Exchange Square,

8 Connaught Place , Central , Hong Kong

(852) 3798 2688

June 2, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Pamela Howell

Re: Luckycom Inc.

Registration Statement on Form S-1/A

Filed May 15, 2014

File No. 333-187874

Dear Ms. Howell:

I write on behalf of Luckycom Inc., (the “Company”) in response to Staff’s letter of May 30, 2014, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed May 15, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.	Please define “international public tender” the first time it is used.

In response to this comment, the Company defined international public tender the first time it is used in the prospectus as requested.

Financial Statements

Consolidated Statements of Operations, page F-4

2.	We note you only present a single line item to capture your total operating expenses for the periods presented. Please state separately material amounts for any classes of expenses to comply with Rule 5-03 of Regulation S-X.

In response to this comment, the major expense line items are professional fees and officer salary, which together are 61% of the Company’s operating expenses for the current year. The Company updated the line item to state, “General and administrative expenses.” The Company detailed the subcategories and amounts in its MD&A.

Consolidated Statements of Cash Flows, page F-5

3.	We note that you report $262,182 of cumulative loss for the period from inception to February 28, 2014 in your statement of operations. However, you report cumulative loss for the same period as $252,838 in the statement of cash flows and in Note 2 to your financial statements. Please resolve these inconsistencies.

In response to this comment, the Company revised the disclosure to cure the discrepancy.

4.	Your disclosures in Note 3 to your financial statements indicate that you received a related party loan in the amount of $164,682 during the year ended February 28, 2014. However, it appears that you have labelled this loan from your officer as “Repayments of officer loans” in the financing activities section of your statement of cash flows. Please resolve this inconsistency

In response to this comment, the Company revised the disclosure to cure the discrepancy.

This correspondence shall serve as acknowledgment by the Company of the following:

• The company is responsible for the adequacy and accuracy of the disclosure in the filing

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LUCKYCOM INC.

Kingrich Lee